Limelight Networks, Inc.

222 South Mill Avenue, 8th Floor

Tempe, AZ 85281

VIA EDGAR AND FACSIMILE

February 22, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara Jacobs, Assistant Director, Information Technologies and Services
Mara Ransom, Assistant Director, Consumer Products
Jeffrey Kauten, Staff Attorney

Re:	Limelight Networks, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-222900

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Limelight Networks, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 26, 2018, at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel, Goodwin Procter LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Mitzi Chang at (415) 733-6017. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Mitzi Chang, by email to mchang@goodwinlaw.com.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Mitzi Chang of Goodwin Procter LLP at (415) 733-6017.

Sincerely,

LIMELIGHT NETWORKS, INC.

/s/ Michael DiSanto
Michael DiSanto
Chief Administrative and Legal Officer & Secretary

cc:	Mitzi Chang (Goodwin Procter LLP)
Rachel Over (Goodwin Procter LLP)